Exhibit 99.1

The Hague, May 29, 2007

AEGON and BRE Bank enter exclusive negotiations on pension fund merger

AEGON and BRE Bank have entered into exclusive negotiations on a possible merger of their two Polish pension funds, PTE Ergo Hestia SA and PTE Skarbiec-Emerytura SA. As part of these discussions, BRE Bank would grant AEGON the option to acquire BRE Bank’s shareholding in the merged pension funds. The final agreements would be subject to approvals from the Polish Financial Supervision Commission (KNF) and the Office of Competition and Consumer Protection (OCCP). Currently, BRE Bank owns 100 percent of the shares and voting rights in PTE Skarbiec-Emerytura, which manages the accounts of over 440,000 members*.

AEGON completed its acquisition of PTE Ergo Hestia, which has over 370,000 members*, on March 30 of this year.

Negotiations with BRE Bank are part of a broader strategy for AEGON to expand its presence in the fast-growing markets of Central and Eastern Europe.

Gábor Kepecs, CEO of AEGON CEE commented: “We are very pleased to have reached this phase in our discussions with BRE Bank. This transaction would strengthen our overall position in the Polish market and emphasizes AEGON’s focus on the Central and Eastern European region, especially in the field of pensions.”

AEGON currently has pension and life insurance operations in four countries in the region – the Czech Republic, Hungary, Poland and Slovakia – and a total of over 1.2 million pension fund members across Central and Eastern Europe. In addition, last January, the Group signed a joint venture agreement with Banca Transilvania to start operations in Romania later this year.

* Source: KNF, April 27, 2007

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

♦	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

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